UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                 AMENDED SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 9)


                                    COMARCO, INC.
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)

                                      200080109
                                    (CUSIP Number)


                                                     David L. Hefflinger
     Alan S. Parsow                                  McGrath, North, Mullin
     General Partner                                   & Kratz, P.C.
     P. O. Box 0449                                  1400 One Central Park Plaza
     Elkhorn, NE 68022                               Omaha, NE 68102
     (402) 289-3217                with a copy to    (402) 341-3070

                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)



                                     MAY 18, 1995
               (Date of Event which Required Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

     Note:   Six copies  of this  statement, including  all exhibits,  should be
     filed with  the Commission.   See Rule 13d-1(a)  for other parties  to whom
     copies are to be sent.

     The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



          CUSIP NO. 200080109           13D               Page 2 of 5 Pages


          1.   Name of Reporting Person
               SS or IRS Identification Number of Above Person

                    Parsow Partnership,  Ltd., a Limited  Partnership / 47-
          0541937

          2.   Check the Appropriate Box if a Member of a Group

                    /X/  (a)                 /_/  (b)

          3.   SEC Use Only



          4.   Source of Funds


                    WC

          5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)




          6.   Citizenship or Place of Organization

                    Nebraska

                                        7. Sole Voting Power

                                             334,900 Shares
               Number of
               Shares                   8. Shared Voting Power
               Beneficially
               Owned by                      0
               Reporting
               Person
               With                     9. Sole Dispositive Power

                                             334,900 Shares


                                        10.  Shared Dispositive Power

                                             0

          11.  Aggregate Amount Beneficially Owned by Each Reporting Person


                    334,900 Shares

          12.  Check  Box if  Aggregate Amount in  Row 11  Excludes Certain
          Shares

          13.  Percent of Class Represented by Amount in Row 11

                    Approximately 7.27% of voting securities

          14.  Type of Reporting Person

                    PN


          CUSIP NO. 200080109           13D               Page 3 of 5 Pages

          1.   Name of Reporting Person
               SS or IRS Identification Number of Above Person

                    Elkhorn Partners Limited Partnership / 47-0721875

          2.   Check the Appropriate Box if a Member of a Group

                    /X/  (a)                 /_/  (b)

          3.   SEC Use Only



          4.   Source of Funds

                    WC

          5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)



          6.   Citizenship or Place of Organization

                    Nebraska

                                        7. Sole Voting Power

                                             43,500 Shares
               Number of
               Shares                   8. Shared Voting Power
               Beneficially
               Owned by                      0
               Reporting
               Person
               With                     9. Sole Dispositive Power

                                             43,500 Shares


                                        10.  Shared Dispositive Power

                                             0

          11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    43,500 Shares

          12.  Check Box  if Aggregate Amount  in Row  11 Excludes  Certain
          Shares



          13.  Percent of Class Represented by Amount in Row 11

                    Approximately .94% of voting securities

          14.  Type of Reporting Person

                    PN



          CUSIP NO. 200080109           13D               Page 4 of 5 Pages

          Item 1.   SECURITY AND ISSUER.

               The securities to which this Amended Schedule 13D relates are shares of common stock of Comarco, Inc. ("Comarco"), whose principal executive offices are located at 160 South Old Springs Road, Anaheim, California 92808. Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership (the "Partnerships") are the entities making this filing. This filing constitutes Amendment No. 9 to the Schedule 13D of Parsow Partnership, Ltd. and Amendment No. 5 to the Schedule 13D of Elkhorn Partners Limited Partnership.


          Item 2.   IDENTITY AND BACKGROUND.

               (a)-(c), (f) This Statement is being filed by the Partnerships. The sole general partner of both Partnerships is Alan S. Parsow, 2222 Skyline Drive, Elkhorn, Nebraska 68022. The business of both Partnerships consists of the buying and selling, for the account of the Partnership, of stocks, bonds and other securities, commodities, property and investments. Mr. Parsow is a United States citizen.

               (d)-(e) Neither of the Partnerships nor Mr. Parsow has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.


          Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The Partnerships have acquired Comarco common stock through open market purchases. The purchase price was obtained from the Partnerships' working capital and from margin account borrowings from brokers.


          Item 4.   PURPOSE OF THE TRANSACTION.

               The Partnerships have acquired the Comarco common shares as an investment. The Partnerships intend to review on a continuing basis their investments in the Comarco common stock, Comarco's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Partnerships may purchase additional Comarco common shares either in the open market, in privately-negotiated transactions, or otherwise. Additionally, the Partnerships may dispose of the Comarco common stock they presently own or hereafter acquire either in the open market, in privately negotiated transactions, or otherwise. In addition, the Partnerships reserve the right to take such other actions in respect of their respective investments in the Comarco common stock as they may deem appropriate in light of the circumstances existing from time to time, including, without limitation, seeking representation on the board of directors of Comarco or taking other steps with management designed to enhance shareholder value.


          CUSIP NO. 200080109           13D            Page 5 of 5 Pages

          Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a)(b)   As of May  19, 1995, Parsow Partnership,  Ltd. owns
          334,900 shares of Comarco common stock and Elkhorn Partners Limited Partnership owns 43,500 shares of Comarco common stock. The Comarco proxy statement for the annual meeting of stockholders to be held on July 12, 1995 reported that there were outstanding 4,605,959 shares of Comarco common stock as of May 15, 1995. Based on this number, Parsow Partnership, Ltd. owns approximately 7.27% of the Comarco common stock and Elkhorn Partners Limited Partnership owns approximately .94% of the Comarco common stock.

               (c) During the past 60 days, Parsow Partnership, Ltd. has sold 82,600 shares of Comarco common stock, in open market transactions, at prices ranging from $9.70 to $11.45, and has purchased 14,200 shares of Comarco common stock, in open market transactions, at prices ranging from $9.625 to $10.80. During the past 60 days, Elkhorn Partners Limited Partnership has sold 3,500 shares of Comarco common stock, in open market transactions, at prices ranging from $11.5625 to $11.6875 and has purchased 3,500 shares of Comarco common stock, in open market transactions at prices ranging from $10.375 to $10.55.


          Item 6.   CONTRACTS,  ARRANGEMENTS, UNDERSTANDINGS  OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Neither of the Partnerships nor Mr. Parsow has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Comarco including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

               Not Applicable.


                                      SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

               DATED:  May 19, 1995.


          Elkhorn Partners                        Parsow Partnership, Ltd.,
            Limited Partnership                     A Limited Partnership


          By:   /s/ Alan S. Parsow                By:   /s/ Alan S. Parsow
          _________________________               _________________________
             Alan S. Parsow                          Alan S. Parsow
             General Partner                         General Partner